SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Bank of America Corp.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

August 28, 2015

Dear Bank of America Corp. Shareholder:

On September 22nd, the company seeks after-the-fact approval for its unilateral elimination last October of a shareholder-sponsored bylaw ensuring our board would be led by an independent chairman.  We urge you to VOTE AGAINST the board's proposed amendment, therefy restoring the independent leadership of our board, for the following reasons:

•         Bank of America remains a deeply challenged banking franchise. An independent chairman is pivotal to ensuring the board exercises independence, objectivity and breadth of thinking as it evaluates the      bank’s long-term strategy, executive performance and succession plans.

•         Bank of America is taking a big step backwards in corporate governance by trading an independent chair for a lead director. The board’s appeal to the “unified voice” that comes from Brian Moynihan holding both the chairmanship and CEO betrays the limitations of the lead director role when confronted with a CEO/chair, particularly at such a large, complex financial institution.

•         Bank of America’s decision to unilaterally amend the bylaw, apparently after a “thorough and thoughtful process,” displays a shocking lack of awareness. Critically, it was only after the specter of an investor revolt at this year’s annual meeting that the board conceded to holding this belated shareholder vote on the change.

In short, we believe eliminating the independent chairman’s role raises unnecessary risks for shareholders without demonstrable benefits.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in Bank of America. The CtW Investment Group was among the investors that in 2009 successfully pushed for the appointment of an independent chair and the departure of then CEO and Chairman Ken Lewis1.

Bank of America remains a deeply challenged banking franchise.

Mr. Moynihan’s appointment as chair appears an award for ‘good work,’ with the board citing his transformation of the bank and focus on driving future growth in its reasoning. Not only does this confuse the role of chair and CEO, almost viewing the latter as a promotional title earned by Mr. Moynihan’s executive performance, but it glosses over Mr. Moynihan’s mixed record as CEO (since January 2010) and the bank’s ongoing challenges.

Under Mr. Moynihan, Bank of America shares have a cumulative return of minus 2%, sorely lagging peers such as JPMorgan Chase & Co. (39%), Citigroup Inc. (55%), Wells Fargo & Co. (83%), as well as the broader KBW Bank Index (55%), and are down 15% year to date2. The bank continues to trade at a discount to other large cap banks on a price to tangible book basis as it struggles to generate revenue growth or close the gap in its return on tangible equity to peers3. Twice, it has been asked to resubmit its capital plans to the Federal Reserve. The first, in 2014, subsequently involved the bank withdrawing the original plan after discovering a $4 billion error in its original capital plan. The fate of the latest resubmission will be resolved only eight days after this vote. Moreover, there is no reason to believe that whatever positive developments have occurred since January 2010 justify appointing Mr. Moynihan Chairman, instead of demonstrating the benefits of having the two roles separated.

1 See our March 26, 2009 letter to Bank of America shareholders. http://www.ctwinvestmentgroup.com/fileadmin/pdf/CtW_to_BoA_shareholders_3-26-09.pdf.

Equally critical are the strategic challenges facing Bank of America, front and center being the sustainability of the universal banking model. It is difficult to believe that the “tough board room conversations,” Evercore ISI, an investment banking advisory firm, thinks are needed on this issue, will be improved by having the CEO lead the board4.

Bank of America is taking a big governance stride backwards in trading a lead director for an independent chair.

In appealing to the “unified voice” that comes from Mr. Moynihan holding both the chairmanship and CEO, the board tacitly concedes the limitations of the lead director role when confronted with a CEO/chair. However robust a lead director role, it is not functionally equivalent to that of an independent chair by virtue of the consolidation of power in the chairman/CEO. Indeed, it is perhaps telling that the new position of lead director pays 10% less than the prior position of independent chair.

Rather than appeal to empirical studies on the performance of companies with and without independent board chairs, the board would do best to focus on its own recent history – including its failure to rein in CEO/Chairman Ken Lewis’ excessively risky acquisitions. The recent departure of CFO Bruce Thompson reinforces our concern that the board has failed to learn from its past, as Mr. Thompson had been a potential successor to Mr. Moynihan, and his leaving makes it difficult to identify any succession plan at all.

Bank of America’s decision to amend the bylaw without a shareholder vote displays a shocking lack of self-awareness and governance common sense.

Unilaterally rewriting a shareholder sponsored bylaw directly contradicts the board’s key assertion that its governance practices have “changed dramatically” since shareholders approved an independent chairmanship, and as a result, the limitations on the board’s flexibility to choose its leadership is “no longer warranted.” Unilateral amendments that directly, and negatively, impact shareholders’ rights and representation are red governance flags, and even brighter flag when they involve changing shareholder sponsored bylaws. The board’s action shows a shocking lack of “governance-awareness,” and it is important to note that only the specter of a shareholder revolt at this May’s annual meeting prompted the board to do the ‘right thing’ and grant shareholders a vote, albeit now nearly eleven months after the change. Even this concession, however, failed to prevent between 29% and 33% of shares cast opposing members of the Corporate Governance Committee.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

2 As of the market’s close on August 25, 2015.

3 See “The View from the Top: Takeaways from our meeting with CEO Brian Moynihan,” Credit Suisse Equity Research, July 29, 2015.

4 See “BAC Proxy Proposal Asks to Consider a Breakup: Not our choice, but topic likely with us for years,” Evercore ISI, April 9, 2015.

It should also be born in mind that many of the “significant governance changes” since 2009 that the board appeals to as its “demonstrated….record of independent oversight” originated as shareholder, not board, reform efforts. Indeed, the board opposed the right for 10% of shareholders to call special meetings twice before adopting the change in 2011 (and then only after the shareholder proposal had received majority support at the 2010 annual meeting). Proxy access was adopted this year only after a shareholder resolution had been filed, and we note that the board had rebuffed previous calls for proxy access at the 2013 and 2014 annual meetings. Similar patterns lie behind the enhanced recoupment policy and political transparency, which the board also touts as evidence of the night-and-day differences in its governance between 2009 and today.

Summary: Eliminating the independent chairman’s role raises unnecessary risks for shareholders without demonstrable benefits.

Combining the roles of CEO and chair not only appears to be a doubling down on Mr. Moynihan’s mixed record, but can only serve to stifle the independence, objectivity and breadth of thinking our board needs. This is a risk that shareholders can ill-afford, particularly given the ongoing strategic challenges facing the bank. Accordingly, we urge you to VOTE AGAINST ratifying the board’s bylaw change.

If you would like to discuss these concerns directly with us, please contact my colleague Michael Pryce-Jones at (202) 721 6079 or michael.pryce-jones@changetowin.org.

Sincerely,

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.